BART AND ASSOCIATES, LLC
Attorneys at Law

January 11, 2013

Sondra Snyder, Staff Accountant
Jennifer Thompson, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Univest Tech, Inc. (the Company)
Form 10-K for Fiscal Year Ended October 31, 2011
Filed April 17, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 000-54171

Dear Ms. Snyder:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

Form 10-K for Fiscal Year Ended October 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

Comment 1:  Please amend your filing to provide an auditor’s report covering the financial statements included in your filing, that is, for the years ended October 31, 2011 and 2010 and for the period from inception November 6, 2007 through October 31, 2011. You have currently provided a report of your independent accountant for the transition period ended December 31, 2011.

Answer to Comment 1:  The Form 10-K for the fiscal year ended October 31, 2011 has been amended to include the proper auditor’s report covering the financial statements for the years ended October 31, 2011, October 31, 2010 as well as from inception on November 6, 2007 through October 31, 2011.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511	Facsimile: (303)-745-1880 www.kennethbartesq.com	E: kbart@kennethbartesq.com

January 11, 2013
Page of 2 of 2

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 4T. Controls and Procedures, page 17

Comment 2:  We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the applicable time periods. In future filings, please revise to clarify, if true, that your officers concluded that your disclosures and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principle financial officer, to allow timely decisions regarding required disclosure. Alternatively, since you are not required to provide the definition in Rules 13a-15(e) or 15d-15(e) you may choose to eliminate it. If you continue to provide the definition, you are required to include the entire definition in Rules 13a-15(e) or 15d-15(e).

Answer to Comment 2:  This disclosure has been updated to include the language stated in Comment 2 as it relates to Rules 13a-15(e) and 15d-15(e).

Also filed as correspondence is a letter from the Company acknowledging the statements listed at the bottom of your comment letter.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Univest Tech, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511	Facsimile: (303)-745-1880 www.kennethbartesq.com	E: kbart@kennethbartesq.com

Univest Tech, Inc.
January 11, 2013

Sondra Snyder, Staff Accountant
Jennifer Thompson, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Univest Tech, Inc. (the Company)
Form 10-K for Fiscal Year Ended October 31, 2011
Filed April 17, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 14, 2012
File No. 000-54171

Ladies and Gentlemen:

           In connection with your comment letter dated January 3, 2013, we represent the following:

           The Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

           Staff Comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you have any additional questions, do not hesitate to contact our counsel, Ken Bart at (720) 226-7511.

Univest Tech, Inc.

/s/ Jairon Edgardo Castillo
Jairon Edgardo Castillo, Chief Executive Officer